Exhibit 99.1

GDEV announces results for the fourth quarter and full year 2024

March 31, 2025 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its financial and operational results for the fourth quarter and full year ended December 31, 2024.

Fourth quarter 2024 financial highlights:

●	Revenue of $98 million declined by 12% quarter-over-quarter and 11% year-over-year.

●	Selling and marketing expenses of $47 million declined by 14% year-over-year driven by a shift in our user acquisition strategy to focus on higher margin audience.

●	We continue to adhere to our disciplined approach towards costs: game operation cost declined by 5% year-over-year, enhancing our operating margins.

●	Profit for the period, net of tax, of $2 million in Q4 2024 decreased vs. $11 million in Q4 2023, mostly due to the increase in finance expenses and share of loss of equity-accounted associates.

●	Adjusted EBITDA[1] of $12 million, representing a robust 22% increase year-over-year.

●	European market expansion strategy delivered exceptional results with regional bookings share growing by 5 percentage points to 32%, reflecting our successful targeted user acquisition campaigns and growing brand strength in the region.

●	Average Bookings Per Paying User (ABPPU) increased by 10% year-over-year to $102, highlighting improved monetization and the high quality of our engaged player base.

●	PC platform continued to strengthen our diversified distribution strategy, maintaining a solid 43% of bookings and supporting our lower commission structure.

●	Cash flows from operating activities remained positive at $5 million, supporting our strong cash position of $151[2] million and providing substantial resources for potential future strategic investments[3].

1 For more information, see section titled “Presentation of Non-IFRS Financial Measures” on the last two pages of this report, including the reconciliation of the profit for the period, net of tax to the Adjusted EBITDA.

2 The amounts include investments in liquid high quality securities.

3 On February 21, 2025 the Company announced that its Board of Directors has authorized and approved a one-time, nonrecurring special cash dividend of $3.31 per share, representing an aggregate cash outflow of approximately $60 million.

Fourth quarter and full year 2024 financial performance in comparison4

US$ million	Q4 2024	Q4[5] 2023	Change (%)	FY6 2024	FY5 2023	Change (%)
Revenue	98	109	(11)%	421	465	(9)%
Platform commissions	(21)	(25)	(16)%	(91)	(109)	(16)%
Game operation cost	(13)	(14)	(5)%	(51)	(56)	(9)%
Selling and marketing expenses	(47)	(54)	(14)%	(209)	(226)	(8)%
General and administrative expenses	(8)	(8)	5%	(32)	(31)	0%
Profit for the period, net of tax	2	11	86%	26	46	(45)%
Adjusted EBITDA	12	10	22%	42	43	(1)%
Cash flows generated from operating activities	5	10	(51)%	29	18	59%

Fourth quarter 2024 financial performance

In the fourth quarter of 2024, our revenue declined 11% year-over-year to $98 million, reflecting a $12 million decrease. This decline was primarily driven by a $9 million reduction in revenue recognized from bookings made in prior periods, as a larger portion of historical bookings contributed to revenue in the fourth quarter of 2023 than in the fourth quarter of 2024, amplified by a decrease in the portion of revenue recognized from current-quarter bookings, reflecting a $12 million decrease in bookings in the fourth quarter of 2024 compared with the same period in 2023.

Platform commissions decreased by $4 million (or 16%) in the fourth quarter of 2024 compared to the same period in 2023, driven by a 10% decrease in revenues generated from in-game purchases, and amplified by growth of revenues derived from PC platforms which are associated with lower commissions.

Game operation cost remained relatively stable at the level of $13 million in the fourth quarter of 2024 vs. $14 million in the fourth quarter of 2023.

Selling and marketing expenses in the fourth quarter of 2024 decreased by $8 million vs. the same period in 2023, amounting to $47 million. The decrease is attributable to a shift in user acquisition strategy focused on enhancing efficiency.

General and administrative expenses remained stable at $8 million in both the fourth quarter of 2024 and the same period in 2023.

4 For more information regarding our fully year 2024 financial performance, please see our 2024 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2025.

5 The amounts presented for the three months and full year ended December 31, 2023 may be different to those previously reported for these periods, as starting from Q1 2024 as well as for the comparative periods the Company reports depreciation and amortization expenses by function as a part of game operation cost, selling and marketing expenses, and general and administrative expenses in accordance with IAS 1.

6 Certain numbers presented for the three months ended December 31, 2024 may not precisely add up with those previously reported for the nine months ended September 30, 2024, due to the correction of an error related to the reclassification of income from the write-off of a put option liability and the reclassification of certain amount between the impairment loss on trade and loan receivables and change in fair value of loans receivable and the share of loss of equity-accounted associates. As a result, the full-year 2024 figures presented herein reflect the corrected classification. Please refer to Note 33 of the Company’s consolidated financial statements, filed with the Securities and Exchange Commission on March 31, 2025.

As a result of the factors above (together with, among other things, a share of loss of equity-accounted associates of $8 million in the fourth quarter of 2024 vs. nil in the same period in 2023, and net finance expenses in the fourth quarter of 2024 vs. net finance income in the same period in 2023 with a difference of $6 million), we recorded a profit for the period, net of tax, of $2 million compared with $11 million in the same period of 2024. Adjusted EBITDA in the fourth quarter of 2024 amounted to $12 million, an increase of $2 million compared with the same period in 2023.

Cash flows generated from operating activities were $5 million in the fourth quarter of 2024 compared with $10 million in the same period in 2023.

Fourth quarter and full year 2024 operational performance comparison

	Q4 2024	Q4 2023	Change (%)		FY 2024	FY 2023	Change (%)
Bookings ($ million)	94	106	(11)%		404	422	(4)%
Bookings from in-app purchases	89	99	(10)%		377	391	(4)%
Bookings from advertising	5	7	(20)%		27	30	(11)%
Share of advertising	5.8%	6.5%	(0.7	)p.p.	6.7%	7.2%	(0.5	)p.p.
MPU (thousand)	292	359	(19)%		342	377	(9)%
ABPPU ($)	102	92	10%		92	86	6%

Bookings declined in the fourth quarter of 2024 to reach $94 million compared with $106 million in the same period in 2023. The decline is primarily due to a decline in monthly paying users by 19% in the fourth quarter of 2024 vs. the same period in 2023, partially offset by an increase in ABPPU.

The share of advertisement sales as a percentage of total bookings decreased in the fourth quarter of 2024 to reach 5.8% compared to 6.5% in the same period in 2023. This decline was primarily driven by a global trend of declining CPM rates for advertising in 2024.

Split of bookings by platform	Q4 2024	Q4 2023	FY 2024	FY 2023
Mobile	57%	57%	60%	62%
PC	43%	43%	40%	38%

In the fourth quarter of 2024, the share of mobile and PC versions of our games remained relatively stable compared with the same period in 2023.

Split of bookings by geography	Q4 2024	Q4 2023	FY 2024	FY 2023
US	34%	34%	34%	35%
Asia	21%	24%	22%	24%
Europe	32%	27%	30%	25%
Other	13%	15%	14%	16%

Our split of bookings by geography in the fourth quarter of 2024 vs. the same period in 2023 remained broadly similar, with a notable increase in the share of Europe bookings.

Note:

Due to rounding, the numbers presented throughout this release may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

About GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates' impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit for the period, net of tax to the Adjusted EBITDA

US$ million	Q4 2024	Q4 2023	FY 2024	FY 2023
Profit for the period, net of tax	2	11	26	46
Adjust for:
Income tax expense	1	1	5	4
Adjusted finance (income)/expenses[7]	0.7	(3)	(2)	(5)
Change in fair value of share warrant obligations and other financial instruments	(0.6)	(1)	(0.9)	(11)
Share of loss of equity-accounted associates	8	0.5	8	0.5
Depreciation and amortization	2	2	6	6
Share-based payments	0.2	0.3	1	2
Adjusted EBITDA	12	10	42	43

7 Adjusted finance income/expenses consist of finance income and expenses other than foreign exchange gains and losses and bank charges, net.